[Reference Translation]
January 29, 2016
To Whom It May Concern:

Company Name: Toyota Motor Corporation
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities Exchanges throughout Japan)
Name and Title of Contact Person:
Yasushi Kyoda
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Company Name: Daihatsu Motor Co., Ltd.
Name and Title of Representative:
Masanori Mitsui, President
(Code Number: 7262, The First Section of the Tokyo Stock Exchange)
Name and Title of Contact Person:
Norihide Bessho
Chief Officer, Group CF, and Senior Executive Officer
(Telephone Number: 072-754-3062)

Notice Regarding Making Daihatsu Motor Co., Ltd. a Wholly-Owned Subsidiary of Toyota Motor Corporation through a Share Exchange

Toyota Motor Corporation (“Toyota”) and Daihatsu Motor Co., Ltd. (“Daihatsu”) announced today that Toyota and Daihatsu signed a share exchange agreement (the “Share Exchange Agreement”) to conduct a share exchange (the “Share Exchange”) in which Daihatsu will become a wholly-owned subsidiary of Toyota and Toyota will become the parent company owning all of the shares of Daihatsu as described below, after both companies adopted resolutions approving the Share Exchange at their respective meetings of the board of directors held today.  The Share Exchange is subject to the approval of the Share Exchange Agreement by shareholders of Daihatsu at its annual general meeting of shareholders scheduled to be held in late June 2016, after which the Share Exchange is expected to become effective on August 1, 2016.  Toyota is not required to obtain approval from shareholders at a shareholders’ meeting, as Toyota will consummate the Share Exchange by means of the “simple share exchange” process under Article 796, Paragraph 2 of the Companies Act of Japan (Act No. 86 of 2005, as amended; hereinafter the same).  Prior to the effective date of the Share Exchange, Daihatsu’s shares will be delisted (the last day of trading is expected to be July 26, 2016).

1.	Purpose of Making Daihatsu a Wholly-Owned Subsidiary through the Share Exchange

Due to the drastic changes in the environment surrounding the automobile industry in recent years—such as the global popularization of environmentally-friendly vehicles in pursuit of a low carbon-emission society, more active initiatives for increased safety performance and information technology, and a global downsizing trend—technologies required for automobile development are becoming more advanced, complicated and diversified.  These changes are expected to significantly exceed the speed of, and resources committed to, the technical and product development that was carried out independently by automobile manufacturers to date.  In addition, it is anticipated that entrants to the automobile industry from other industries will increase.  Moreover,  although in emerging countries—a future growth market for the automobile industry—automobiles, mainly entry-level cars, are becoming more popular, in markets such as ASEAN, where Japanese finished automobile manufacturers have high market share, more intense competition is expected due to the liberalization of the market, full-fledged entry of overseas finished automobile manufacturers and the rise of new manufacturers.

Consequently, although the automobile industry is expected to grow over the medium- to long-term, the business and competitive environment that finished automobile manufacturers face is becoming harsher.  To respond to such challenges, Toyota believes it is necessary to establish a business structure in which the ability of every Toyota Group companies are consolidated and utilized to the maximum extent for sustainable growth of the entire Toyota Group.  Under the more integrated and collaborative structure of the group, Toyota will continue to “produce ever better cars” through the manufacturing of cars from the standpoint of its customers.  In addition, sustainable growth of the automobile industry is a common desire for the entire automobile industry, and Toyota hopes to contribute to the development of the Japanese “monozukuri” spirit, which is the base of Toyota, through international competitiveness.

[Establishment of the Toyota Group structure for the “production of ever better cars”]

In the course of working toward the “production of ever better cars,” the Toyota Group has reviewed its structure in order to increase its competitiveness by selecting and consolidating businesses so that each Group company has high technical capability and expertise.

In the parts businesses, Toyota decided in 2014 to consolidate the manual transmission businesses into Aisin AI Co., Ltd., the brake businesses into Advics Co., Ltd., and the diesel engine businesses into Toyota Industries Corporation, and it is currently making efforts to enhance expertise of these businesses and strengthen competitiveness.

In the vehicle body business, Toyota deepened its collaboration with Toyota Auto Body Co., Ltd. by making it a wholly-owned subsidiary in January 2012.  Toyota Auto Body Co., Ltd. is primarily responsible for integrating the planning, development and production of globally-competitive minivans, commercial vehicles and SUVs (with frame).  In July 2012, Toyota also established Toyota Motor East Japan, Inc. to develop into a comprehensive vehicle manufacturer that designs, develops, and produces compact cars, manufactures auto parts and supports overseas operations.

In the brand business, Daihatsu and Hino Motors, Ltd. have principally sold light vehicles and affordable compact vehicles, and loading-type trucks and commercial vehicles, respectively, under their own brand while also supporting Toyota’s operations through activities such as the supply of vehicles to Toyota.

[Daihatsu’s current situation]

Daihatsu was incorporated as Hatsudoki Seizo Co., Ltd. in 1907 and is the oldest mass vehicle manufacturer in Japan. Daihatsu formed a business alliance with Toyota in 1967, since which time the two companies have broadened cooperation in the development and production of vehicles such as Consorte, the first vehicle launched under the alliance in 1969, as well as deepening their cooperation in the global market.  Since becoming a subsidiary of Toyota in 1998, Daihatsu, as a member of the Toyota Group, has focused on light vehicles and compact vehicles in which it has a specialty, has operated its own brand business and grew its business mainly in Japan, Indonesia and Malaysia through the production of quality and affordable vehicles achieved by developing low-cost and fuel-efficient technologies.

Moreover, Daihatsu has supported Toyota’s business by jointly developing vehicles, including the Avanza and Passo, with Toyota, and supplementing Toyota’s product lineups in recent years by, for instance, supplying vehicles such as AGYA, Wigo and the light vehicle PIXIS series in Asia.

Daihatsu faces two challenges to realize sustainable growth going forward.  One is to swiftly adopt the increasingly advanced and complex automobile technologies such as those related to the environment, safety and information.  The other is business expansion into emerging countries which are expected to grow significantly.

To overcome these issues, Daihatsu must invest a considerable amount of resources as quickly as possible, but there is a limit to Daihatsu’s doing this independently as before.  Accordingly, Daihatsu believes it is essential for the future development of the Daihatsu brand as well as for the company’s growth and higher corporate value to further strengthen the collaboration with Toyota and promptly establish a collaboration that can quickly utilize the top world class next-generation technology and the global business foundation that Toyota holds.

[Promotion of collaboration by making Daihatsu a wholly-owned subsidiary]

For Toyota and Daihatsu, the globally-growing market of compact vehicles is an important market.  In emerging countries, the entry-level car market is expanding due to economic development, and in advanced countries, vehicles are being made smaller due to environmental and traffic concerns.  However, because product, technology and business strategies have been established separately for the Toyota brand and the Daihatsu brand, the Toyota Group recognizes that there are issues to address in the area of compact vehicles with respect to the product lineups that satisfy diversified customer needs, speedy business development and brand management.

In order for the Toyota Group to address these challenges with greater speed, and not only to maintain and expand its market share but also to contribute to realizing sustainable growth of the automobile industry through the production of ever better cars, the Toyota Group needs to work to implement integrated global strategies.  More specifically, while improving the products and services under their own brand, Toyota and Daihatsu must go beyond the existing frameworks and utilize the technology and knowhow in the production of quality and affordable cars in which Daihatsu specializes, as well as further strengthen their mutually complementary relationship.

Under these circumstances, Toyota and Daihatsu have been discussing and examining their framework of collaboration.  In the course of such discussion and examination, the two companies have come to share an understanding that it is essential to clearly demarcate the Toyota brand and the Daihatsu brand and mutually utilize the two companies’ strengths to the maximum extent in order to globally expand the product lineups that are attractive to the customers of these brands and that can satisfy diversified customer needs. The two companies have come to believe that this will also result in the improvement of corporate value for both companies.

Toyota and Daihatsu will focus on the following strategies going forward to further strengthen their ties, and will aim to realize sustainable global growth of the Toyota Group’s light vehicle and compact vehicle business in which Daihatsu will play the principal role.

i     Compact car strategy: Providing globally competitive compact cars based on technology accumulated with light vehicles

The Toyota Group will work to expand customers who patronize the Lexus brand, the Toyota brand and the Daihatsu brand by improving the value of each brand and optimizing brand portfolios that have continuity.  Daihatsu intends to evolve the Daihatsu brand into a global brand with a unique value that draws on Daihatsu’s strength in providing customer-desired products and services more quickly and at a more affordable price than any competitor.

In addition, to meet globally diversified needs, the Toyota Group will differentiate the Toyota brand and the Daihatsu brand and expand the product lineups of these brands and make them optimal to their customers.

To this end, Daihatsu will take the initiative in product development under both the Toyota brand and the Daihatsu brand in the compact car field by further evolving its ability to manufacture cars from the perspective of local customers that Daihatsu has developed to date as well as the product planning and technological development knowhow and processes that was cultivated from light vehicles.  With these efforts, the Toyota Group will aim to enhance both cost competitiveness based on economies of scale and product competitiveness based on a wide range of product lineups.

ii	Technological strategy: Combining cutting-edge Group technology foundation and low-cost technology

Going forward, Toyota and Daihatsu will share their technological strategies from the initial conception stage and create a corporate structure that simultaneously realizes the development of cutting-edge technology and cost reduction. More specifically, Toyota will develop technologies such as electrified powertrain technology and information technology that will evolve cars in the areas of environment, safety, security, and comfort technology.  Daihatsu will further explore its current advantages such as space-efficient packaging ability, low-cost technology and fuel-efficient technology (such as weight reduction and conventional technologies) and will seek to provide products that are more appealing than its competitors’ in a timely manner by, for example, realizing cost reduction and miniaturization of Toyota’s advanced technologies and incorporate such technologies in compact cars offered by Daihatsu.  Furthermore, Daihatsu will share its unique car manufacturing knowhow within the Toyota Group in order to contribute to increased cost competitiveness for upper class models.

iii	Business strategy: Central role in car production in emerging markets

In the emerging markets where the entry-level car market is expected to expand due to increasing population, economic growth and urbanization, Daihatsu will play the main role in manufacturing activities, including development, procurement and production, as Toyota and Daihatsu will mutually utilize the other’s business foundation.  This will allow Toyota to supplement products with competitiveness and effectively shift resources, and allow Daihatsu to enter and operate more expeditiously and efficiently in new regions where it had been difficult for Daihatsu to enter due to risks involved.  In the regions where both companies operate, they will seek to satisfy customer needs more than ever through both the Toyota brand and the Daihatsu brand and further collaborate with each other so that Daihatsu will mainly conduct car manufacturing activities, including production and procurement, in the future.

In Japan, Toyota and Daihatsu will work to realize high brand royalty and increase profitability by maximizing distinctiveness of both the Toyota brand and the Daihatsu brand and utilizing Toyota’s sales knowhow and infrastructure with a view to enhance the sales and service structure for both light vehicles and registered vehicles under the Daihatsu brand.

In this way, both Toyota and Daihatsu will change their current relationship, in which they mainly operate their own brand businesses while supporting the other’s compact car business, into one in which Daihatsu will lead the light vehicle and the compact car businesses of the Toyota Group.  Toyota and Daihatsu will make common any car production process that should be made common but also separately evolve and differentiate their own brand in order to offer attractive and globally-competitive products that satisfy diverse customer needs by making the most of the distinctiveness of both the Toyota brand and the Daihatsu brand.

In order to accomplish these measures, it is indispensable for the two companies to build a closer relationship than ever in such efforts as combining their technology, knowhow and business infrastructure and flexibly carrying out a common strategy as well as clarifying responsibilities and streamlining decision-making between the two companies.  Accordingly, Toyota and Daihatsu discussed and concluded that it was appropriate to make Daihatsu a wholly-owned subsidiary of Toyota.

This will enable Toyota and Daihatsu to map out and implement comprehensively optimal strategies to facilitate the two companies’ technological combination and joint development of next generation technologies in the areas of compact car technology, electrified units, weight reduction, automated driving, infrastructures for EV (Electronic Vehicles) and FCV (Fuel Cell Vehicle), connected car technology, and integrated control; drastically reduce cost as a group; and enhance product lineups under a global brand strategy.  Daihatsu will work toward further growth by better addressing business challenges related to business environment changes and emerging market trends while Toyota will be able to further develop the collaborative structure within the Toyota Group.

This transaction of making Daihatsu a wholly-owned subsidiary of Toyota will result in Daihatsu becoming the core of Toyota Group’s management strategy for compact vehicles and will enable the Toyota Group to streamline its business structure.  As a result, even as Toyota and Daihatsu will continue to maintain their management independence based on their own strength, their alliance of shared values, visions and strategies will be strengthened and the two companies will be able to increase their corporate values by addressing complicated challenges as one.

2.	Outline of the Share Exchange

(1)	Timeline of the Share Exchange

Resolution of the board of directors regarding the execution of the Share Exchange Agreement (Both companies)	January 29, 2016
Execution of the Share Exchange Agreement (Both companies)	January 29, 2016
Record date for the annual general meeting of shareholders to approve the Share Exchange (Daihatsu)	March 31, 2016
Annual general meeting of shareholders to approve the execution of the Share Exchange Agreement (Daihatsu)	Late June 2016
Last day of trading (Daihatsu)	July 26, 2016 (expected)
Delisting (Daihatsu)	July 27, 2016 (expected)
Scheduled date of consummation of the Share Exchange (effective date)	August 1, 2016 (expected)
(Note 1)
Toyota will consummate the Share Exchange by means of a “simple share exchange” under Article 796, Paragraph 2 of the Companies Act, which does not require approval by shareholders at a shareholders’ meeting.

(Note 2)	The expected date of consummation of the Share Exchange (effective date) is subject to change by mutual agreement between Toyota and Daihatsu.

(2)	Method of the Share Exchange

Under the Share Exchange, Toyota will become a parent company owning all of the shares in Daihatsu and Daihatsu will become a wholly-owned subsidiary of Toyota.  The Share Exchange is expected to be consummated effective as of August 1, 2016 after approval is obtained at Daihatsu’s annual general shareholders’ meeting, which is scheduled to be held in late June 2016.  Toyota will consummate the Share Exchange by means of a “simple share exchange” under Article 796, Paragraph 2 of the Companies Act which does not require approval by shareholders at a shareholders’ meeting.

(3)	Details of Allotment in the Share Exchange

	Toyota (100% Parent Company)	Daihatsu (Wholly-Owned Subsidiary)
Allotment ratio for the Share Exchange	1	0.26
Number of shares to be delivered in the Share Exchange	Common stock: 54,035,654 shares (expected)
(Note 1)	Share Allotment Ratio
0.26 shares of common stock of Toyota will be allotted and delivered for each share of common stock of Daihatsu.  However, shares of Toyota will not be allotted through the Share Exchange in exchange for the 218,649,990 shares of common stock of Daihatsu held by Toyota (as of December 31, 2015).  The above-stated share exchange ratio may be changed upon consultation between the two companies if any underlying conditions regarding the basis of valuation materially changes.

(Note 2)	Number of Shares of Toyota to be Delivered in the Share Exchange
In consummating the Share Exchange, Toyota plans to allot and deliver 54,035,654 shares of its common stock (expected) to Daihatsu’s shareholders (excluding Toyota) immediately before Toyota acquires all of the shares of Daihatsu common stock (excluding shares of Daihatsu common stock held by Toyota) as a result of the Share Exchange (“Record Time”).  Toyota expects to deliver the shares from its treasury stock (263,776,915 shares as of December 31, 2015), so Toyota is not expected to issue new shares in the Share Exchange.
All treasury stock that Daihatsu holds (643,537 shares as of December 31, 2015) and will hold immediately before the Record Time, including stock purchased by Daihatsu upon shareholders’ demand for purchase of shares of Daihatsu common stock in accordance with Article 785, Paragraph 1 of the Companies Act, will be canceled as of immediately before the Record Time upon resolution of the board of directors at a meeting which will be held by the day before the effective date of the Share Exchange.
The number of shares allotted and delivered in the Share Exchange may be changed due to, among others, the cancellation of treasury stock by Daihatsu.

(Note 3)	Treatment of Shares Constituting Less than One Unit
It is expected that some shareholders will hold shares constituting less than one unit of Toyota common stock (less than 100 shares) as a result of the Share Exchange.  In particular, shareholders who hold less than 385 shares of Daihatsu common stock will hold shares constituting less than one unit of Toyota common stock.  Such shareholders will be entitled to receive dividends of Toyota with the record date on or after the effective date of the Share Exchange in proportion to the number of shares held by them, but will not be able to sell such shares constituting less than one unit on any financial instruments exchange markets.  Shareholders who will hold shares constituting less than one unit of Toyota common stock can utilize the share purchase system for shares constituting less than one unit in relation to Toyota common stock (the system under which shareholders can request Toyota to purchase their shares constituting less than one unit in accordance with Article 192, Paragraph 1 of the Companies Act.).

(Note 4)	Treatment of Fractional Shares
If the number of the shares that will be delivered to any shareholder of Daihatsu as a result of the Share Exchange includes a fraction of less than one share, Toyota will pay cash to each such shareholder in proportion to the value of such fractional  share in accordance with Article 234 of the Companies Act or other relevant laws and regulations.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights

Not applicable.

3.	Basis for Valuation of the Share Exchange Ratio

(1)	Basis and Reasons for the Share Exchange Ratio

In order to ensure the fairness and appropriateness of the valuation of the share allotment ratio used in the Share Exchange (“Share Exchange Ratio”) as described under 2.(3) “Details of Allotment in the Share Exchange” above, Toyota and Daihatsu selected Nomura Securities Co., Ltd. (“Nomura”) and SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) as their respective third-party institutions to perform valuations of the Share Exchange Ratio.

Toyota and Daihatsu negotiated and discussed the Share Exchange Ratio based on due diligence conducted by each company concerning the other, comprehensively taking into account factors such as the financial position, assets and future prospects of each party and making reference to the financial analysis of its own financial advisor.  As a result of such negotiations and discussions, each of Toyota and Daihatsu concluded that the Share Exchange Ratio was appropriate and that such ratio would not impair the interests of shareholders.  Based on that, and pursuant to resolutions of the board of directors meetings held today, the companies executed the Share Exchange Agreement regarding the consummation of the Share Exchange using the Share Exchange Ratio.

If there occurs a material change to the conditions regarding the basis of valuation, the Share Exchange Ratio may be changed upon consultation between the companies pursuant to the Share Exchange Agreement.

(2)	Matters Concerning Valuation

(i)	Names of the Valuation Institutions and their Relationships with the Listed Companies

Both Nomura, which is acting as a third-party valuation institution of Toyota, and SMBC Nikko Securities, which is acting as a third-party valuation institution of Daihatsu, are valuation institutions independent of Toyota and Daihatsu, are not related parties of Toyota and Daihatsu, and do not have any material relationships to be noted in connection with the Share Exchange.

(ii)	Outline of Valuation

With regard to Toyota, as shares of Toyota are listed on financial instruments exchanges and a market share price exists, Nomura used an average market price analysis for the valuation (with January 26, 2016 as the valuation base date in order to eliminate from the stock price the impact of the media coverage of this transaction on January 27, 2016, the analysis was based on the average closing share prices for the most recent six (6) month-period from July 27, 2015 to the valuation base date, the most recent three (3) month-period from October 27, 2015 to the valuation base date, the most recent one (1) month-period from December 28, 2015 to the valuation base date and the five (5) business days from January 20, 2016 to the valuation base date, as well as the closing share price of the shares of Toyota on the first section of the Tokyo Stock Exchange on the base date).  In addition, as there are several comparable listed companies for which comparison to Toyota is possible, and it is possible to infer by analogy the share value through a comparable company analysis, a comparable company analysis was also used in the valuation.  Furthermore, in order to take into account the state of future business operations in the assessment, the discounted cash flow analysis (the “DCF Analysis”) was also used in the valuation.

With regard to Daihatsu, as shares of Daihatsu are listed on financial instruments exchanges and a market share price exists, Nomura used an average market price analysis for the valuation (with January 26, 2016 as the valuation base date in order to eliminate from the stock price the impact of the media coverage of this transaction on January 27, 2016, the analysis was based on the average closing share prices for the most recent six (6) month-period from July 27, 2015 to the valuation base date, the most recent three (3) month-period from October 27, 2015 to the valuation base date, the most recent one (1) month-period from December 28, 2015 to the valuation base date and the five (5) business days from January 20, 2016 to the valuation base date, as well as the closing share price of the shares of Daihatsu on the first section of the Tokyo Stock Exchange on the base date).  In addition, as there are several comparable listed companies for which comparison to Daihatsu is possible, and it is possible to infer by analogy the share value through a comparable company analysis, a comparable company analysis was also used in the valuation. Furthermore, in order to take into account the state of future business operations in the assessment, the DCF Analysis was also used in the valuation.

The following shows the valuation ranges, with the share value per share of Toyota set to one (1).

Method of Analysis	Share Exchange Ratio
Average Market Price Analysis	0.21～0.22
Comparable Company Analysis	0.22～0.25
DCF Analysis	0.22～0.32

In valuing the share exchange ratio above, Nomura used information that was provided by both companies as well as public information on the assumption that they are accurate and complete without any independent verification for accuracy and completeness. Nomura did not independently perform any valuation, appraisal or assessment of assets and liabilities (including contingent liabilities) of both companies and their affiliates, including an analysis or valuation of individual assets or liabilities, nor did it request any third-party institution to make such appraisal or assessment.  The valuation of the share exchange ratio by Nomura is based on information available and economic conditions as of January 26, 2016.  Nomura also assumed that the financial projections of both companies had been reasonably considered or prepared based on the best projection and judgment then available to the management of both companies.

Earnings plans of both companies that Nomura used as a basis for applying the DCF Analysis did not contain a significant increase or decrease in earnings in any fiscal year.

SMBC Nikko Securities used the market price analysis with respect to Toyota and Daihatsu since shares of both companies’ common stock are listed on the financial instruments exchanges and market prices exist.  Furthermore, in order to take into account the state of future business operations, the DCF Analysis was used in the valuation.  The following shows the valuation ranges that were derived from each valuation method, with the share value per share of Toyota set to one (1).

Method of Analysis	Share Exchange Ratio
Market Price Analysis	0.21～0.22
DCF Analysis	0.20～0.28

In performing the market price analysis, SMBC Nikko Securities set January 26, 2016, which was the business day immediately prior to the date of media coverage regarding the Share Exchange, as the valuation base date in order to eliminate from the stock price the impact of the media coverage, and used the closing share price of Toyota on the valuation base date and the simple average of the closing share prices of Toyota on the first section of the Tokyo Stock Exchange during the most recent month, the most recent three (3) months and the most recent six (6) months, each ending on the valuation base date.  With regard to Daihatsu, SMBC Nikko Securities set January 26, 2016, which was the business day immediately prior to the date of media coverage regarding the Share Exchange, as the valuation base date in order to eliminate from the stock price the impact of the media coverage, and used the closing share price of Daihatsu on the valuation base date and the simple average of the closing share prices of Daihatsu on the first section of the Tokyo Stock Exchange during the most recent month, the most recent three (3) months and the most recent six (6) months, each ending on the valuation base date.  As a result of this analysis, the range of the share exchange ratio was 0.21~0.22.

In performing the DCF Analysis, SMBC Nikko Securities evaluated the corporate value of Toyota by discounting future free cash flows, which were based on financial forecasts prepared by Toyota, to their present values at certain rates.  The terminal value was calculated by the perpetual growth rate method.  SMBC Nikko Securities applied a discount rate of 4.45~4.95% and a perpetual growth rate (the “PGR”) of -0.25~0.25%.  With regard to Daihatsu, SMBC Nikko Securities evaluated the corporate value of Daihatsu by discounting future free cash flows, which were based on financial forecasts prepared by Daihatsu, to their present values at certain rates.  The terminal value was calculated by the perpetual growth rate method.  SMBC Nikko Securities applied a discount rate of 7.40~7.90% and a PGR of -0.25~0.25%.  As a result of this analysis, the range of the share exchange ratio was 0.20~0.28.

In valuing the above share exchange ratio, SMBC Nikko Securities used information received from Toyota and Daihatsu and publicly available information as is and assumed that all such materials and information were accurate and complete and that there are no facts undisclosed to SMBC Nikko Securities that may materially affect the valuation of the share exchange ratio, without independently verifying the accuracy and completeness thereof.  SMBC Nikko Securities has not independently valued, appraised or assessed the assets and liabilities (including contingent liabilities) of Toyota and Daihatsu, their respective subsidiaries and affiliates, including an analysis or valuation of each individual asset or liability, SMBC Nikko Securities has also not requested any third-party institution to make such appraisal or assessment.  In addition, SMBC Nikko Securities assumed that the financial projections of both companies referenced in the valuation had been reasonably prepared based on the best projection and judgment then available to the management of both companies.  The valuation of the share exchange ratio by SMBC Nikko Securities reflects the information and economic conditions as of January 26, 2016.

Although the financial forecast of Toyota that SMBC Nikko Securities used in performing the DCF Analysis did not reflect a substantial increase or decrease in earnings, the financial forecast of Daihatsu reflected a substantial increase in earnings for the fiscal year ending March 31, 2017, mainly as a result of taking into account, to the maximum extent possible, a temporary last-minute increase in demand expected before the consumption tax increase that may take effect in April 2017, in addition to the introduction of new products.  It is expected that the operating income of Daihatsu will recover in the fiscal year ending March 31, 2017 to a level that is higher than the operating income of 110.6 billion yen in the fiscal year ended March 31, 2015.  The financial forecasts of both companies did not assume the consummation of the Share Exchange.

(3)	Prospects and Reasons for Delisting

Daihatsu will become a wholly-owned subsidiary of Toyota on the effective date of the Share Exchange (expected on August 1, 2016) and Daihatsu common stock will be delisted on July 27, 2016 (the last day of trading is expected to be July 26, 2016).  After delisting, Daihatsu common stock will no longer be traded on the Tokyo Stock Exchange.  However, Toyota common stock that will be allotted to each shareholder of Daihatsu upon the Share Exchange is listed in stock exchanges in Tokyo, Nagoya, Fukuoka and Sapporo and can be traded in these financial instruments exchange markets after the effective date of the Share Exchange.  Therefore, although Daihatsu shareholders may be allotted shares constituting less than one unit based on the number of shares that they hold, Daihatsu shareholders who have more than 385 shares of Daihatsu common stock as of the Record Time and are allotted more than one unit (100 shares) of Toyota common stock in the Share Exchange are expected to retain liquidity with respect to stock constituting more than one unit even after the Share Exchange.

Shareholders who hold less than 385 shares of Daihatsu common stock as of the Record Time will be allotted shares constituting less than one unit of Toyota common stock (less than 100 shares) as a result of the Share Exchange.  Although such shareholders will be entitled to receive dividends of Toyota with the record date on or after the effective date of the Share Exchange in proportion to the number of shares held by them, they will not be able to sell such shares constituting less than one unit on any financial instruments exchange markets.  Shareholders who will hold shares constituting less than one unit of Toyota common stock can request Toyota to purchase their shares constituting less than one unit.  For details of treatment of shares constituting less than one unit, see 2.(3) (Note 3) “Treatment of Shares Constituting Less than One Unit” above.  For details of treatment of fractional shares allotted in the Share Exchange, see 2.(3) (Note 4) “Treatment of Fractional Shares” above.

Shareholders of Daihatsu common stock will be able to trade their shares of Daihatsu common stock on the Tokyo Stock Exchange until July 26, 2016, which is expected to be the last day of trading, as well as exercise their legal rights set forth in the Companies Act or other relevant laws and regulations.

(4)	Measures to Ensure Fairness

Since Toyota already owns 218,649,990 shares of Daihatsu common stock (51.19% of the voting rights of the 427,122,966 total issued and outstanding shares as of December 31, 2015 (rounded off to two decimal places; hereinafter the same applies to the calculation of the ownership ratio)) and Daihatsu is a consolidated subsidiary of Toyota, Toyota and Daihatsu have determined that it is necessary to ensure fairness of the Share Exchange and therefore have implemented the following measures:

(i)	Obtaining Valuation Reports from Third-Party Valuation Institutions

Toyota appointed Nomura as a third-party valuation institution independent of Toyota and Daihatsu and received a valuation report dated January 29, 2016 concerning the share exchange ratio.  For the outline of the valuation report, see 3.(2) “Matters Concerning Valuation” above.

Daihatsu appointed SMBC Nikko Securities as a third-party valuation institution independent of Toyota and Daihatsu and received a valuation report dated January 28, 2016 concerning the share exchange ratio.  For the outline of the valuation report, see 3.(2) “Matters Concerning Valuation” above.

Neither Toyota nor Daihatsu has received an opinion (fairness opinion) from its respective third-party valuation institution to the effect that the Share Exchange Ratio is proper or fair from a financial viewpoint.

(ii)	Advice from Independent Law Firms

Toyota appointed TMI Associates and Daihatsu appointed Mori Hamada & Matsumoto as their respective legal advisors for the Share Exchange, and received legal advice concerning the procedures of the Share Exchange and the decision-making method and procedures.  TMI Associates and Mori Hamada & Matsumoto are independent of Toyota and Daihatsu and have no material relationship with Toyota and Daihatsu.

(5)	Measures to Avoid Conflicts of Interest

Since Toyota is a controlling shareholder of Daihatsu that already owns 218,649,990 shares of Daihatsu common stock (51.19% of the voting rights of the 427,122,966 total issued and outstanding shares as of December 31, 2015), Daihatsu has implemented the following measures in order to avoid conflicts of interest:

(i)	Obtaining a Response to Referrals (toshinsho) from Third-Party Committee without a Material Relationship with the Controlling Shareholder

On November 18, 2015, Daihatsu established a third-party committee (the “Third-Party Committee”) consisting of three (3) members—Mr. Kenji Yamamoto, an outside board member and an independent director of Daihatsu, as well as Mr. Nobumichi Hattori (a Visiting Professor at Graduate School of Finance, Accounting and Law, Waseda University) and Mr. Takeshi Nakao (a certified public accountant and licensed tax accountant at Partners Inc.), both of whom are experts and are independent of and have no material relationship with Toyota, the controlling shareholder of Daihatsu—in order to prevent circumstances in which the Share Exchange is consummated under terms and conditions that are disadvantageous to the minority shareholders of Daihatsu.  In considering the Share Exchange, Daihatsu referred to the Third-Party Committee the questions of whether (a) the purpose of the Share Exchange was reasonable (including whether the Share Exchange will contribute to the improvement of the corporate value of Daihatsu), (b) the fairness of the terms and conditions (including the Share Exchange Ratio) of the Share Exchange was ensured, (c) the interests of the minority shareholders of Daihatsu were fully considered in the Share Exchange through fair procedures, and (d) based on (a), (b) and (c) above, the resolution by the board of directors of Daihatsu to consummate the Share Exchange would not be disadvantageous to the minority shareholders of Daihatsu.

From November 18, 2015 to January 28, 2016, the Third-Party Committee carefully reviewed the matters referred to it by holding eight (8) meetings in total, as well as by gathering information and consulting with each other as necessary.  In conducting the examination, the Third-Party Committee received an explanation from Daihatsu concerning the purpose of the Share Exchange, background leading to the Share Exchange, views of Daihatsu and Toyota on the Share Exchange, terms and conditions of the Share Exchange and the decision-making process thereof, and other related matters, and an explanation from SMBC Nikko Securities concerning the valuation of the share exchange ratio in the Share Exchange.  In addition, the Third-Party Committee also received an explanation from Mori Hamada & Matsumoto, legal advisor to Daihatsu, concerning the details of the measures to ensure fairness of the procedures of the Share Exchange and the measures to avoid conflicts of interest, such as the decision-making method and procedures of the board of directors of Daihatsu with respect to the Share Exchange.  Subsequently, the Third-Party Committee submitted a response to referrals (toshinsho) on January 28, 2016 to the board of directors of Daihatsu to the effect that it can be said that the resolution by the board of directors of Daihatsu to consummate the Share Exchange is not disadvantageous to the minority shareholders of Daihatsu, on the basis of the explanations, valuation results and other materials it reviewed.

(ii)	Unanimous Approval by the Directors and Audit & Supervisory Members, excluding Directors and/or Audit & Supervisory Members Who Have a Material Relationship with the Controlling Shareholder

Among the directors of Daihatsu, Mr. Mitsuhisa Kato also serves as a director of Toyota, and thus did not participate in any of the discussions regarding or voting on the Share Exchange at the board of directors meeting of Daihatsu, and did not participate in any of the discussions and negotiations with Toyota regarding the Share Exchange on behalf of Daihatsu, in order to avoid conflicts of interest.  Mr. Hiroyuki Yokoyama was Senior Managing Officer of Toyota until March 2015 and Mr. Ichiro Yoshitake was an employee of Toyota until March 2013, and thus did not participate in any of the discussions regarding or voting on the Share Exchange at the board of directors meeting of Daihatsu, and did not participate in any of the discussions and negotiations with Toyota regarding the Share Exchange on behalf of Daihatsu, in order to avoid potential conflicts of interest.

Among the audit & supervisory board members of Daihatsu, Mr. Kosuke Ikebuchi, an outside audit & supervisory board member of Daihatsu, also serves as Senior Advisor to the Board and Senior Technical Executive of Toyota, and thus neither participated in any of the discussions at the board of directors meeting of Daihatsu regarding the Share Exchange nor expressed his opinion thereon in order to avoid conflicts of interest.

None of Daihatsu’s officers, excluding Mr. Hisamitsu Kato, Mr. Hiroyuki Yokoyama, Mr. Ichiro Yoshitake and Mr. Kosuke Ikebuchi, served as officers or employees of Toyota or any of its subsidiaries or affiliates (excluding Daihatsu) in the most recent five (5) years.

The resolution regarding the Share Exchange at the board of directors meeting of Daihatsu was unanimously approved by eight (8) out of the eleven (11) directors of Daihatsu (Mr. Hisamitsu Kato, Mr. Hiroyuki Yokoyama and Mr. Ichiro Yoshitake did not participate, as set forth above) and three (3) out of the four (4) audit & supervisory board members of Daihatsu participated in the said meeting (Mr. Kosuke Ikebuchi did not participate, as set forth above) and all of them expressed the opinion that they had no objections to the consummation of the Share Exchange.

4.	Overview of Parties to the Share Exchange

		100% Parent Company	Wholly-owned Subsidiary
(1)	Name	Toyota Motor Corporation	Daihatsu Motor Co., Ltd.
(2)	Head office address	1 Toyota-cho, Toyota City, Aichi Prefecture, Japan	1-1, Daihatsu-cho, Ikeda City, Osaka Prefecture, Japan
(3)	Representative	Akio Toyoda, President	Masanori Mitsui, President

(4)	Business	Automotive business, financial service business and other businesses	Automotive business and other businesses
(5)	Capital	397,050 million yen	28,404 million yen
(6)	Date established	August 27, 1937	March 1, 1907
(7)	Number of shares issued	(Common stock) 3,417,997,492 shares (First Series Model AA Class Shares) 47,100,000 shares	(Common stock) 427,122,966 shares
(8)	Fiscal year end	March 31	March 31
(9)	Number of employees	344,109 (Consolidated) (as of March 31, 2015)	42,575 (Consolidated) (as of March 31, 2015)
(10)	Main customers	―	Toyota Motor Corporation
(11)	Main banks	―	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corporation
		Japan Trustee Services Bank, Ltd.	10.41%	Toyota Motor Corporation	51.19%
		Toyota Industries Corporation	6.48%	NORTHERN TRUST CO.(AVFC) RE SILCHESTER INTERNATIONAL INVESTORS INTERNATIONAL VALUE EQUITY TRUST (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	2.34%
		The Master Trust Bank of Japan, Ltd.	4.67%	The Master Trust Bank of Japan, Ltd. (Trust account)	1.82%
(12)	Major shareholders	State Street Bank and Trust Company (Standing proxy: Settlement & Clearing Service Division, Mizuho Bank, Ltd.)	4.01%	NORTHERN TRUST CO. (AVFC) RE U.S. TAX EXEMPTED PENSION FUNDS (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	1.75%
	and shareholding ratio	Nippon Life Insurance Company	3.48%	Japan Trustee Services Bank, Ltd. (Trust account)	1.57%
		DENSO CORPORATION	2.38%	Ohgi Shokai Co., Ltd.	1.26%
		The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders (Standing proxy: Sumitomo Mitsui Banking Corporation)	2.21%	Aioi Nissay Dowa Insurance Co., Ltd.	0.96%
		JP Morgan Chase Bank (Standing proxy: Settlement & Clearing Service Division, Mizuho Bank, Ltd.)	1.99%	NORTHERN TRUST CO. (AVFC) SUB A/C NON TREATY (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	0.95%
		Trust & Custody Services Bank, Ltd.	1.93%	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	0.92%
		Mitsui Sumitomo Insurance Company, Limited	1.83%	BBH FOR VANGUARD INTERNATIONAL VALUE FUND －ARGA (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	0.89%

(13)	Relationship between the parties
	Capital ties	Toyota owns 51.32% of issued shares (219,199,990 shares; includes indirect ownership) of Daihatsu common stock and is the parent company of Daihatsu.
Concurrent holding of positions
One of Toyota’s members of the board of directors concurrently holds a position as Daihatsu’s director. One outside audit & supervisory board member of Daihatsu is Senior Advisor to the Board and Senior Technical Executive of Toyota.

	Transactions	Toyota purchases from Daihatsu vehicles manufactured pursuant to a contract and OEM vehicles.
	Related party	Daihatsu is a consolidated subsidiary of Toyota and is treated as a related party of Toyota.
(14)	Financial data in the most recent three years
	Toyota (Consolidated)			Daihatsu (Consolidated)
Fiscal year	Ended March 31, 2013	Ended March 31, 2014	Ended March 31, 2015	Ended March 31, 2013	Ended March 31, 2014	Ended March 31, 2015
Consolidated net assets	12,772,856	15,218,987	17,647,329	591,750	665,617	751,173
Consolidated total assets	35,483,317	41,437,473	47,729,830	1,344,542	1,449,542	1,518,604
Consolidated net assets per share (in yen)	3,835.30	4,564.74	5,334.96	1,174.96	1,293.03	1,451.31
Consolidated revenues	22,064,192	25,691,911	27,234,521	1,764,976	1,913,259	1,817,103
Consolidated operating income (loss)	1,320,888	2,292,112	2,750,564	133,040	146,743	110,613
Consolidated ordinary income (loss)	―	―	―	148,173	163,494	127,100
Consolidated net income attributable to the parent	962,163	1,823,119	2,173,338	81,406	83,698	68,145
Consolidated net income per share (in yen)	303.82	575.30	688.02	191.05	196.41	159.90
Dividend per share (in yen)	90.00	165.00	200.00	56.00	56.00	48.00
(Note 1)	As of September 30, 2015, unless otherwise indicated.
(Note 2)	In millions of yen, unless otherwise indicated.
(Note 3)
Because Toyota prepares its consolidated financial statements in accordance with U.S. GAAP., under which there is no such line item as “consolidated net assets per share,” shareholders’ equity per share is presented instead.

(Note 4)	Consolidated ordinary income (loss) is not shown because there is no such line item under U.S. GAAP, in accordance with which Toyota prepares its consolidated financial statements.

5.	Summary of the Company after the Share Exchange

100% Parent Company
(1)	Name	Toyota Motor Corporation
(2)	Head office address	1 Toyota-cho, Toyota City, Aichi Prefecture, Japan
(3)	Representative	Akio Toyoda, President
(4)	Business	Automotive business, financial service business and other businesses
(5)	Capital	397,050 million yen
(6)	Fiscal year end	March 31
(7)	Net assets	To be determined
(8)	Total assets	To be determined

6.	Overview of Accounting Treatment of the Share Exchange

Toyota will account for the Share Exchange as a capital transaction in accordance with U.S. GAAP with no goodwill recognized.

7.	Outlook

The Share Exchange is not expected to have a significant effect on the results of operations of Toyota and Daihatsu since Daihatsu is a consolidated subsidiary of Toyota.

8.	Transactions with Controlling Shareholders

(1)	Transaction, etc. with Controlling Shareholders and Status of Conformity with Policy Regarding Measures to Protect Minority Shareholders

Since Toyota is a controlling shareholder of Daihatsu holding 218,649,990 shares of Daihatsu common stock (51.19% of the 427,122,966 total number of issued and outstanding shares as of December 31, 2015), the Share Exchange is treated as a transaction with a controlling shareholder of Daihatsu.  In the report on corporate governance which was disclosed on November 25, 2015, under “Guidance regarding the Policy for Protection of Minority Shareholders When Transactions with Controlling Shareholders are Executed,” Daihatsu stated that transactions with its parent company were executed in line with generally prevailing terms and conditions and at reasonable prices considering market prices.

Daihatsu has taken measures to ensure the fairness of the Share Exchange and to avoid conflicts of interest as set forth in 3.(4) “Measures to Ensure Fairness” and 3.(5) “Measures to Avoid Conflicts of Interest” above.  Daihatsu believes these measures are consistent with the matters described in the Guidance above.

(2)	Matters Regarding Measures to Ensure Fairness and Measures to Avoid Conflicts of Interest

As set out in (1) “Transaction, etc. with Controlling Shareholders and Status of Conformity with Policy Regarding Measures to Protect Minority Shareholders,” the Share Exchange constitutes a transaction with a controlling shareholder of Daihatsu.  Therefore, Daihatsu has determined that it is necessary to implement measures to ensure fairness and avoid conflicts of interest.  Daihatsu has carefully discussed and reviewed the terms of the Share Exchange at the board of directors meeting of Daihatsu, and has made a decision after further ensuring fairness and avoiding conflicts of interest by implementing the measures as set forth in 3.(4) “Measures to Ensure Fairness” and 3.(5) “Measures to Avoid Conflicts of Interest” above.

(3)	Outline of Opinion Obtained from a Party Who Has No Relationship with the Controlling Shareholder Stating that the Relevant Transactions Would Not Be Disadvantageous to the Minority Shareholders

As set out in 3.(5) “Measures to Avoid Conflicts of Interest” above, Daihatsu established the Third-Party Committee in order to prevent circumstances in which the Share Exchange is consummated under terms and conditions that are disadvantageous to the minority shareholders of Daihatsu.  In considering the Share Exchange, Daihatsu referred to the Third-Party Committee the questions of whether (a) the purpose of the Share Exchange was reasonable (including whether the Share Exchange will contribute to the improvement of the corporate value of Daihatsu), (b) the fairness of the terms and conditions (including the Share Exchange Ratio) of the Share Exchange was ensured, (c) the interests of the minority shareholders of Daihatsu were fully considered in the Share Exchange through fair procedures, and (d) based on (a), (b) and (c) above, the resolution by the board of directors of Daihatsu to consummate the Share Exchange would not be disadvantageous to the minority shareholders of Daihatsu.

Daihatsu received a response to referrals (toshinsho) on January 28, 2016 to the effect that (I) with respect to (a) above, the purpose of the Share Exchange was reasonable since the Share Exchange would increase the corporate value of Daihatsu because it would allow a swift response to the increasingly advanced and complex automobile technologies and an expansion of business into emerging countries where there is significant growth, (II) with respect to (b) above, it could be said that the fairness of the terms and conditions, including the share exchange ratio, of the Share Exchange was ensured since (i) nothing particularly unreasonable was found in the valuation used in the valuation report regarding the share exchange ratio for the Share Exchange obtained from SMBC Nikko Securities and (ii) it could be said that such share exchange ratio was agreed upon between Daihatsu and Toyota after diligent negotiations without concerns of conflicts of interest, (III) with respect to (c) above, the interests of the minority shareholders of Daihatsu were fully considered in the Share Exchange through fair procedures because shareholders are ensured an appropriate opportunity to decide on the Share Exchange, any arbitrariness in the decision-making process was eliminated and an objective situation that guaranteed appropriateness of the share exchange ratio was ensured, and (IV) with respect to (d) above, taking into account the findings with respect to (a), (b) and (c) above, it can be said that the resolution by the board of directors of Daihatsu to consummate the Share Exchange is not disadvantageous to the minority shareholders of Daihatsu.

End

(Reference)  Consolidated financial forecast for fiscal year ending March 31, 2016 and results for fiscal year ended March 31, 2015

Toyota	(Consolidated financial forecast for fiscal year ending March 31, 2016 set out below was announced on November 5, 2015.)
 (in millions of yen)
	Revenues	Operating income	Net income before income taxes	Net income attributable to Toyota
Forecast of financial results for current fiscal year (fiscal year ending March 31, 2016)	27,500,000	2,800,000	2,980,000	2,250,000
Financial results for previous fiscal year (fiscal year ended March 31, 2015)	27,234,521	2,750,564	2,892,828	2,173,338

Daihatsu	(Consolidated financial forecast for fiscal year ending March 31, 2016 set out below was announced on November 2, 2015.)
 (in millions of yen)
	Revenues	Operating income	Ordinary income	Net income attributable to parent company
Forecast of financial results for current fiscal year (fiscal year ending March 31, 2016)	1,700,000	80,000	92,000	47,000
Financial results for previous fiscal year (fiscal year ended March 31, 2015)	1,817,103	110,613	127,100	68,145

This material contains forward-looking statements that reflect the plans and expectations of Toyota and Daihatsu (including its respective consolidated subsidiaries).  These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s and Daihatsu’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which the Toyota group operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) the Toyota group’s ability to market and distribute effectively; (v) the Toyota group’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which the Toyota group operates that affect the Toyota group’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect the Toyota group’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which the Toyota group operates; (viii) the Toyota group’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to the Toyota group’s brand image; (x) the Toyota group’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) the Toyota group’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where the Toyota group purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities including the negative effect on the Toyota group’s vehicle production and sales; (xv) the parties being unable to complete the proposed Share Exchange due to a failure to obtain the necessary shareholder approval or any governmental approval for the proposed transaction or for other reasons; and (xvi) difficulties in realizing the anticipated benefits of the Share Exchange.  Investors are advised to consult any further disclosures by the two companies (or the post-transaction group) in their subsequent domestic filings in Japan and filings with the SEC.

Toyota Motor Corporation may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible share exchange with Daihatsu Motor Co., Ltd., if it is consummated. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Daihatsu Motor Co., Ltd. prior to the shareholders’ meeting at which such share exchange will be voted upon. The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about the two companies, such share exchange and related matters. U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with such share exchange carefully before they make any decision at the shareholders’ meeting with respect to such share exchange. Any documents filed with the SEC in connection with the share exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the contact below.

Masayoshi Hachisuka
Accounting Division
Toyota Motor Corporation
1 Toyota-cho, Toyota City
Aichi, 471-8571
Japan
Telephone:   +81-565-23-2005